SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 3-- Final Amendment)
                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
                 WEST PUTNAM HOUSING INVESTORS II LLC (Offeror)
                WEST PUTNAM HOUSING INVESTORS LLC (Other Person)
                        RICHARD P. RICHMAN (Other Person)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105
                      (CUSIP Number of Class of Securities)
                                 GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
------------------------------------------------- ------------------------------
     Transaction Valuation                             Amount of Filing Fee

         $9,024,700*                                       $1,804.94
------------------------------------------------- ------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 451,235 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $20.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $1,804.94    Filing Party: West Putnam Housing
                                                            Investors II LLC
                                                            West Putnam Housing
                                                            Investors LLC
                                                            Richard P. Richman

        Form or Registration No.: Schedule   Date Filed:  June 26, 2000,
                                  TO and                  July 21, 2000,
                                  Schedule TO/A           and July 31, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X] third-party tender offer subject to Rule 14d-1.
        |_| issuer tender offer subject to Rule 13e-4.
        |_| going-private transaction subject to Rule 13e-3.
        |_| amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

               This Amendment No. 3 to Schedule TO is filed by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser"), West Putnam Housing Investors LLC, a Delaware limited liability company and the sole managing member of Purchaser (the "Managing Member"), and Richard P. Richman, an individual and the sole managing member of the Managing Member (collectively, the "Filing Persons"). This Amendment No. 2 to Schedule TO relates to the tender offer by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 45.84% of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal"). The Offer to Purchase has been amended and supplemented by a Supplement to Offer to Purchase dated July 21, 2000 and a Supplement to Offer to Purchase dated July 28, 2000 (which, together with the Offer to Purchase, as further amended or supplemented from time to time, and the Letter of Transmittal, constitute the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by Purchaser on June 26, 2000, as amended by an Amendment No. 1 to Schedule TO filed by the Filing Persons on July 21, 2000 and an Amendment No. 2 to Schedule TO filed by the Filing Persons on July 31, 2000, remains in effect.

        ITEM 8.INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

               Item 8 of the Schedule TO is hereby amended and supplemented to add the following:

               The Offer expired at 11:59 p.m., New York City time, on August 18, 2000. Pursuant to the Offer, based on a report from the Depositary for the Offer, the Purchaser accepted for payment approximately 165,000 Units validly tentered and not withdrawn, representing approximately 16.8% of the outstanding Units.

               On August 21, 2000, Purchaser issued a press release announcing the closing of the Offer. The full text of the August 21, 2000 press release is attached as Exhibit (a)(1)(K) hereto and incorporated herein by reference.

        ITEM 12.      EXHIBITS.

        (a) (1) (A)   Offer to Purchase dated June 26, 2000.(1)
        (a) (1) (B)   Letter of Transmittal.(1)
        (a) (1) (C)   Notice of Guaranteed Delivery.(1)
        (a) (1) (D)   Cover Letter to Unit Holders dated June 26, 2000.(1)
        (a) (1) (E)   Supplement to Offer to Purchase dated July 21, 2000.(2)
        (a) (1) (F)   Notice of Withdrawal.(2)
        (a) (1) (G)   Press Release dated July 21, 2000.(2)
        (a) (1) (H)   Supplement to Offer to Purchase dated July 28, 2000.(3)
        (a) (1) (I)   Notice of Withdrawal.(3)
        (a) (1) (J)   Press Release dated July 31, 2000.(3)
        (a) (1) (K)   Press Release dated August 21, 2000.

--------
1 Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

2 Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

3 Filed on July 31, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 2 to the original Schedule TO and incorporated herein by reference.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             WEST PUTNAM HOUSING INVESTORS II LLC

                             By:  WEST PUTNAM HOUSING INVESTORS LLC,
                             its Managing Member


                             By:  /s/ Richard P. Richman
                                 --------------------------------------
                             Richard P. Richman, its Managing Member


                             WEST PUTNAM HOUSING INVESTORS LLC,


                             By:  /s/ Richard P. Richman
                                 --------------------------------------
                             Richard P. Richman, its Managing Member


                             RICHARD P. RICHMAN


                             /s/ Richard P. Richman
                             ------------------------------------------
                             in his individual capacity



Dated:  August 21, 2000

                                        EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION
-------------------      --------------------

(a) (1) (A)              Offer to Purchase dated June 26, 2000.(4)
(a) (1) (B)              Letter of Transmittal.(1)
(a) (1) (C)              Notice of Guaranteed Delivery.(1)
(a) (1) (D)              Cover Letter to Unit Holders dated June 26, 2000.(1)
(a) (1) (E)              Supplement to Offer to Purchase dated July 21, 2000.(5)
(a) (1) (F)              Notice of Withdrawal.(2)
(a) (1) (G)              Press Release dated July 21, 2000.(2)
(a) (1) (H)              Supplement to Offer to Purchase dated July 28, 2000.(6)
(a) (1) (I)              Notice of Withdrawal.(3)
(a) (1) (J)              Press Release dated July 31, 2000.(3)
(a) (1) (K)              Press Release dated August 21, 2000.

--------
1 Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

2 Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

3 Filed on July 31, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 2 to the original Schedule TO and incorporated herein by reference.

4 Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

5 Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

6 Filed on July 31, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 2 to the original Schedule TO and incorporated herein by reference.

                                                               Exhibit (a)(1)(K)

                                       CONTACT:
                                       Georgeson Shareholder Communications Inc.
                                       (800) 223-2064


                   WEST PUTNAM HOUSING INVESTORS II LLC CLOSES
                      TENDER OFFER FOR SECURED INCOME L.P.

   Greenwich, Connecticut, August 21, 2000 -- West Putnam Housing Investors II LLC announced today that its tender offer for units of limited partnership interest of Secured Income L.P. expired at 11:59 p.m., New York City time, on August 18, 2000. Based on a report from the Depositary for the offer, West Putnam II accepted for payment approximately 165,000 Units validly tendered and not withdrawn representing approximately 16.8% of the outstanding Units.